Exhibit 99.106

ENERGY FUELS INC.
Management’s Discussion and Analysis
Three and Nine Months Ended June 30, 2013
(Expressed in U.S. Dollars, Unless Otherwise Noted)

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) of Energy Fuels Inc. and its subsidiary companies (collectively, “Energy Fuels” or the “Company”) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of August 14, 2013 and should be read in conjunction with the Company’s unaudited condensed consolidated financial statements and related notes for the three and nine months ended June 30, 2013, and the annual audited financial statements for the year-ended September 30, 2012. All financial information in this discussion and analysis is presented in United States dollars, unless otherwise stated.

Other continuous disclosure documents, including the Company’s press releases, quarterly and annual reports, technical reports, and Annual Information Form are available through its filings with the securities regulatory authorities in Canada at www.sedar.com and on the Company’s website at www.energyfuels.com.

In this discussion, the terms “Company”, “we”, “us”, and “our” refer to Energy Fuels and, as applicable, the Company’s wholly-owned subsidiaries: Energy Fuels Holdings Corp. (“EFHC”), White Canyon Uranium Limited (“White Canyon”), Magnum Uranium Corp. (“Magnum”), Titan Uranium Inc. (“Titan”) and their respective subsidiaries.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this MD&A constitutes “forward-looking information", under applicable securities laws concerning the business, operations, financial performance and condition of Energy Fuels.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "does not expect", "is expected", “is likely”, "budget", "scheduled", "estimates", “forecasts", "intends", "anticipates", "does not anticipate", or "believes", or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur", "be achieved" or “have the potential to”.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Energy Fuels to be materially different from those expressed or implied by such forward-looking statements. Energy Fuels believes that the expectations reflected in this forward-looking information are reasonable, but no assurance can be given that these expectations will prove to be correct, and such forward-looking information included in this MD&A should not be unduly relied upon. This information speaks only as of the date of this MD&A. In particular, this MD&A may contain forward-looking information pertaining to the following: the estimates of Energy Fuels’ mineral reserves and mineral resources; estimates regarding Energy Fuels’ uranium and vanadium production levels and sales volumes; capital expenditure programs, estimated production costs, exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium and vanadium; possible impacts of litigation and regulatory actions on Energy Fuels; exploration, development and expansion plans and objectives; Energy Fuels’ expectations regarding raising capital and adding to its mineral reserves and resources through acquisitions and development; and receipt of regulatory approvals, permits and licenses and treatment under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as Energy Fuels’ actual results and future events could differ materially from those anticipated in this forward-looking information as a result of those factors discussed in or referred to under the heading "Risk Factors" in Energy Fuels’ MD&A for the year ended September 30, 2012, dated December 20, 2012, and in Energy Fuels’ Annual Information Form dated December 20, 2012 available at www.sedar.com, as well as the following: global financial conditions, the market price of Energy Fuels’ securities, volatility in market prices for uranium and vanadium; ability to access capital, changes in foreign currency exchange rates and interest rates; liabilities inherent in mining operations; uncertainties associated with estimating mineral reserves, mineral resources and production; uncertainty as to reclamation and decommissioning liabilities; failure to obtain industry partner and other third party consents and approvals, when required; delays in obtaining permits and licenses for development properties; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; public resistance to the expansion of nuclear energy and uranium mining; uranium industry competition and international trade restrictions; incorrect assessments of the value of acquisitions; geological, technical and processing problems; the ability of Energy Fuels to meet its obligations to its creditors; actions taken by regulatory authorities with respect to mining activities; the potential influence of or reliance upon its business partners, and the adequacy of insurance coverage.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Three and Nine Months Ended June 30, 2013
(Expressed in U.S. Dollars, Unless Otherwise Noted)

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to "mineral reserves" or "mineral resources" are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Energy Fuels does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Energy Fuels’ expectations, except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: “This MD&A” may use the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that, while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

SUMMARY OF QUARTERLY RESULTS

Results for the eight most recent quarters ending with the quarter ended June 30, 2013 are:

	June 30	Mar 31 *	Dec 31 *	Sept 30 *
	2013	2013	2012	2012
$000, except per share data	$	$	$	$
Total revenues	4,954	34,087	8,927	25,028
Net Income (loss)	(5,532)	(5,903)	(2,043)	(20,622)
Basic & diluted net income (loss) per share	(0.01)	(0.01)	(0.00)	(0.09)

	June 30 *	Mar 31	Dec 31	Sept 30
	2012	2012	2011	2011
$000, except per share data	$	$	$	$
Total revenues	-	-	-	-
Net Income (loss)	25,180	(2,414)	(590)	(223)
Basic & diluted net income (loss) per share	0.12	(0.01)	(0.01)	(0.00)

* Adjusted as a result of the finalization of the purchase allocation of Denison Mines Holdings Corp.(“DMHC”) in June 2013.

RESULTS OF OPERATIONS

General

The Company recorded a net loss of $5.53 million or $0.01 per share for the three months ended June 30, 2013, compared to net income of $25.18 million or $0.12 per share for the same period in 2012.

For the nine months ended June 30, 2013, the Company recorded a net loss of $13.48 million or $0.02 per share compared to net income of $22.18 million or $0.13 per share for the same period in 2012. These comparative increases in losses were primarily due to the gain on the bargain purchase associated with the June 2012 acquisition of Denison Mines Corp.’s (“Denison’s”) mining assets and operations located in the United States (the “Denison US Mining Division”), offset by the net losses arising from the operations of the Denison US Mining Division since it was acquired by the Company and a $11.97 million impairment related to property, plant and equipment.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Three and Nine Months Ended June 30, 2013
(Expressed in U.S. Dollars, Unless Otherwise Noted)

Revenues

Revenues for the three months ended June 30, 2013 totaled $4.95 million (June 30, 2012 - Nil), which included the sale of 50,000 pounds of U3O8 pursuant to term contracts at an average price of $58.75 per pound, the sale of 315,000 pounds of V2O5 at an average price of $6.21 per pound, and $64,000 from other services.

Revenues for the nine months ended June 30, 2013 totaled $47.97 million (June 30, 2012 – Nil), which included the sale of 700,000 pounds of U3O8 pursuant to term contracts at an average price of $56.70 per pound, the sale of 40,000 pounds of U3O8 on the spot market at a price of $41.50 per pound, the sale of 1,060,000 pounds of V2O5 at an average price of $6.05 per pound, and $210,000 from other services. The Company’s revenues are largely based on delivery schedules for fixed long-term contracts which can vary from quarter to quarter.

Operating Expenses

Milling and Mining Expenses

During the three months ended June 30, 2013, the Company processed conventional uranium ores from the Company’s mines on the Colorado Plateau (which ores also contain vanadium), the Arizona Strip, and Daneros, as well as alternate feed materials.Uranium and vanadium production for the three months ended June 30, 2013 totaled 511,000 pounds of U3O8, including 95,000 pounds from alternate feed materials, and 490,000 pounds of V2O5. For the nine months ended June 30, 2013, uranium and vanadium production totaled 1,030,000 pounds of U3O8, including 166,000 pounds from alternate feed materials, and 1,537,000 pounds of V2O5.

Cost of goods sold for the three months ended June 30, 2013 totaled $4.62 million, which consisted of $3.78 million of mining and milling production costs, $0.27 million of depreciation and amortization and impairment of inventories of $0.56 million. Cost of goods sold for the nine months ended June 30, 2013 totaled $44.29 million, which consisted of $37.73 million of mining and milling production costs, $4.60 million of depreciation and amortization and impairment of inventories of $1.96 million.

The cost of production per pound of U3O81 at the White Mesa Mill for the three months and nine months ended June 30, 2013 was $38.82 and $46.00 respectively. The adjusted cost of production per pound of U3O82 at the White Mesa Mill for the three months and nine months ended June 30, 2013 was $32.26 and $38.33 respectively.

Mineral Property Exploration, Evaluation and Development

Energy Fuels is also engaged in uranium exploration and development on its properties in the U.S. Exploration, evaluation, permitting and development expenditures totaled $3.55 million for the three months ended June 30, 2013 and $14.45 million for the nine months ended June 30, 2013, compared with $0.88 million and $3.16 million for the three and nine months ended June 30, 2012, respectively. The majority of the development expenditures for the period ended June 30, 2013 were for development activities at the Canyon and Pinenut mines in Arizona, and the evaluation and permitting expenditures were for the Sheep Mountain project in Wyoming.

Selling, General and Administrative

Selling, general and administrative expenses totaled $3.52 million for the three months ended June 30, 2013, and $12.72 million for the nine months ended June 30, 2013, compared to $1.18 million and $4.31 million for the three and nine months ended June 30, 2012, respectively. The increases in selling, general and administrative expenses were primarily due to the June 29, 2012 acquisition of the Denison US Mining Division, and the additional costs related to the contract amortization expense. General and administrative expenses consist primarily of payroll and related expenses for personnel, contract and professional services, stock option expense and other overhead expenditures. Selling expenses for the three months and nine months ended June 30, 2013 totaled $0.45 million and $1.15 million, respectively, and amortization of the intangible asset recorded for the U3O8 sales contract values in excess of spot price at the June 29, 2012 acquisition date of the Denison US Mining Division totaled $0.30 million and $4.02 million, respectively.

______________________________

1 Cost of production per pound of U3O8 is a non-IFRS measure. See non-IFRS measures (page 9).

2 Adjusted cost of production per pound of U3O8 is a non-IFRS measure. See non-IFRS measures (page 9).

ENERGY FUELS INC.
Management’s Discussion and Analysis
Three and Nine Months Ended June 30, 2013
(Expressed in U.S. Dollars, Unless Otherwise Noted)

Care and Maintenance Expenses

The Company’s Beaver, Pandora and Daneros mines were placed on care and maintenance in the first quarter of FY-2013 as a result of the current market conditions and because the Company could fulfill its short-term contractual uranium delivery requirements utilizing its existing uranium concentrate inventories, and production from its existing stockpiles of ore, producing mines in Arizona and alternate feed materials. Costs related to the care and maintenance of these and other standby mines, totaled $1.61 million and $3.67 million for the three and nine months ended June 30, 2013, respectively.

Other Income and Expenses

Finance income (expense) totaled ($0.83 million) for the three months ended June 30, 2013, and ($0.58 million) for the nine months ended June 30, 2013, compared to ($0.02 million) and ($0.22 million) for the three and nine months ended June 30, 2012, respectively. This was due to earnings from investments in the surety bond collateral account, interest expense incurred on the convertible debentures of $0.48 million and $1.45 million for the three and the nine months ended June 30, 2013, respectively, and the $0.47 million loss recorded for the mark-to-market adjustment on the Mega Uranium Ltd. common shares held by the Company. A mark-to-market adjustment for the convertible debentures and other interest bearing liabilities of ($0.23 million) and $0.93 million was recorded in the three and nine months ended June 30, 2013.

Proposed Acquisition of Strathmore Minerals

On June 11, 2013, the Company and Strathmore Minerals Corp. (TSX:STM, OTCQX:STHJF) (“Strathmore”) announced the execution of a definitive arrangement agreement (the “Arrangement Agreement”) pursuant to which the Company and Strathmore would pursue a transaction (the “Transaction”) whereby Energy Fuels would acquire, by way of a plan of arrangement, all of the issued and outstanding shares of Strathmore. Under the terms of the LOI, Strathmore shareholders would receive 1.47 common shares of Energy Fuels for each common share of Strathmore held (the “Exchange Ratio”), resulting in Strathmore shareholders owning approximately 19.8% of the issued and outstanding shares of Energy Fuels upon completion of the Transaction.

The Arrangement Agreement contains customary deal support provisions, including a reciprocal expense reimbursement fee of $0.65 million payable to the other party if either party does not obtain shareholder approval of the Transaction, as well as a reciprocal break fee of $1.30 million payable if the Transaction is not completed in certain other circumstances. In addition, the Arrangement Agreement includes customary non-solicitation covenants by Strathmore, as well as the right for Energy Fuels to match any superior proposal that may arise. The completion of the Transaction is subject to satisfaction of certain customary conditions, including but not limited to, Energy Fuels and Strathmore shareholder approval, court and regulatory approvals including acceptance by the Toronto Stock Exchange. The shareholders of Energy Fuels approved the Transaction at a special meeting held August 13, 2013. The shareholders of Strathmore will be asked to approve the Transaction at a special meeting to be held on August 20, 2013.

The senior management teams and boards of directors of both companies have entered into support agreements to support the Transaction and vote their respective shares in favour of the Transaction. In addition, as was announced on July 25, 2013, Korea Electric Power Corporation (“KEPCO”), as the largest shareholder of both Energy Fuels and Strathmore, owning 8.5% and 11.7% of the common share of each respective company, has signed support agreements supporting the Transaction. Assuming the Transaction is completed, KEPCO will own approximately 9.1% of the issued and outstanding shares of Energy Fuels. An affiliate of KEPCO is also Energy Fuels’ largest uranium customer based on FY-2013 expected deliveries, and KEPCO has the right to enter into a joint venture with Strathmore on the Gas Hills Project in central Wyoming.

Haywood Securities Inc. and Dundee Securities Ltd. are acting as joint financial advisors to Energy Fuels and its board of directors, and Haywood Securities Inc. has provided an opinion that, as of the date of the Arrangement Agreement and subject to certain assumptions, limitations and qualifications set out in the opinion, the Exchange Ratio offered by Energy Fuels to shareholders of Strathmore pursuant to the Transaction is fair, from a financial point of view to Energy Fuels. Energy Fuels and Strathmore both believe the Transaction will result in significant value creation for the shareholders of both companies through various synergies.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Three and Nine Months Ended June 30, 2013
(Expressed in U.S. Dollars, Unless Otherwise Noted)

Completion of Cdn$6.6 Million Bought Deal Private Placement

On June 13, 2013, the Company announced the completion a Cdn$6.6 million bought deal private placement (the “Private Placement”) of units of the Company (“Units”) pursuant to an underwriting agreement with Dundee Securities Ltd., Haywood Securities Inc. and Cantor Fitzgerald Canada Corporation. A total of 47,380,791 Units were issued at a price of Cdn$0.14 per Unit for total gross proceeds of Cdn$6,633,310. Each Unit consists of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder thereof to acquire one common share of the Company at a price of Cdn$0.19 at any time until June 15, 2015.

Commencement of Trading on the OTCQX

On June 26, 2013, the Company announced that its common shares began trading in the United States on the OTCQX under the symbol “EFRFF”.

OUTLOOK FOR FY-2013

Production

For FY-2013, the Company’s uranium production is expected to be approximately 1.150 million pounds U3O8 from conventional ore and alternate feed materials, with 1.03 million pounds produced year-to-date as of June 30, 2013. Production from conventional ore included ore mined from the Company’s Beaver, Pandora, Daneros and Arizona 1 mines. Mining on the Arizona Strip is expected to continue during FY-2013 at the Company’s Arizona 1 and Pinenut mines (Pinenut began commercial production in July 2013). The Company’s Beaver, Pandora, and Daneros mines will remain on care and maintenance. As a result of the conventional ore production from the previously stockpiled Beaver and Pandora ores, vanadium production was 1.5 million pounds V2O5 produced year-to-date as of June 30, 2013. At June 30, 2013 the Company had processed all stockpiled vanadium bearing ore.

The Company expects to produce 125,000 pounds of U 3O8 during the quarter ended September 30, 2013, from alternate feed materials. By June 30, 2013, the Company had completed processing of essentially all previously stockpiled ore and, accordingly, has ceased processing conventional ore. Processing of conventional ore mined from the Company’s Arizona 1 and Pinenut mines is currently expected to resume in the latter half of FY 2014.

Sales

FY-2013 uranium sales are forecast to be approximately 997,000 pounds of U3O8 of which 957,000 pounds will be sold into long-term contracts and the remainder will be sold on the spot market. Vanadium sales are estimated to be 1,537,000 pounds of V2O5, or equivalent in the form of ferrovanadium, in FY-2013.

Pursuant to long-term supply contracts, the Company expects to sell 257,000 pounds of U3O8 during the quarter-ended September 30, 2013.

Development Activities

During the three months ended June 30, 2013 the Company continued permitting work on the Sheep Mountain Project in Wyoming. The total planned cost of the Sheep Mountain permitting program in FY-2013 is $1.10 million.

During the three months ended June 30, 2013 the Company continued development of the Canyon Mine. The estimated cost of development activities at Canyon is $3.90 to $4.40 million for FY-2013.

The Pinenut mine began commercial production in July 2013.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Three and Nine Months Ended June 30, 2013
(Expressed in U.S. Dollars, Unless Otherwise Noted)

Permitting and exploration activities for other Energy Fuels’ mineral properties are estimated to be approximately $1.80 million during FY-2013.

USE OF PROCEEDS FROM CONVERTIBLE DEBENTURES FINANCING

The following table outlines the proposed use of funds for direct project categories (excluding general working capital) from the net proceeds received from the issuance of 22,000 convertible debentures (“Debentures”) on July 24, 2012 as compared to the actual expenditures when the proceeds were exhausted in the period ended June 30, 2013.

	Estimated
Use of Financing Net Proceeds (000's)	Allocation of Net	Actual Costs Incurred
(excluding General Working Capital)	Proceeds	to June 30, 2013
Sage Plain Project permitting and mine design (1)	$5,065	$1,214
Sheep Mountain Project permitting, mine design and development	4,300	1,356
Sustaining capital for existing mines	2,660	3,565
Daneros Mine development, permitting and exploration (1)	1,600	0
Payment to Uranium One for Titan Uranium loan	1,050	1,055
Payment to Pinetree Capital for Titan Uranium loan	1,030	1,039
Canyon & Pinenut Mines permitting and site rehabilitation (1)	825	8,851
Energy Queen Mine permitting, site rehabilitation and exploration (1)	550	0
	$17,080	$17,080

(1) Concurrent with the Company's decision to place its Colorado Plateau mines on standby in the quarter ended December 31, 2012 due to lower uranium spot market prices, permitting and development projects on the Colorado Plateau were scaled back and the Company allocated additional funding to the Arizona Strip development projects, which are the Company’s higher grade development properties.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $7.86 million at June 30, 2013 compared with $13.66 million at September 30, 2012. The decrease of $5.80 million was due to cash provided by operations of $1.98 million, cash used in investing activities of $11.63 million, and cash provided in financing activities of $4.13 million. The Company’s working capital is $33.79 million compared with $41.93 million at September 30, 2012.

The Company`s revenues can vary significantly on a quarterly basis as a result of the timing of deliveries pursuant to its uranium term supply contracts. During the quarter ended June 30, 2013, the Company sold 50,000 pounds of U3O8, all of which sales were pursuant to term supply contracts. The Company expects to sell 257,000 pounds U3O8 pursuant to its long-term supply contracts during the quarter-ended September 30, 2013. In addition, the Company uses significantly more cash when the White Mesa Mill is processing conventional ore, and during the three and nine months ended June 30, 2013 the Company produced 416,000 and 864,000 pounds U3O8 from conventional ore respectively. The Company will primarily manage its liquidity by appropriately managing uranium concentrate inventories and conventional ore processing schedules in the following manner: (1) to provide the Company access to sufficient uranium concentrates required for deliveries pursuant to its term supply contracts, and (2) to generate sufficient cash from concentrate sales in a timely fashion such that it has sufficient cash on-hand for the higher expenditures required when conventional ore is processed at the White Mesa Mill. The Company is also in the process of evaluating loan financing to increase its operational flexibility.

Uranium concentrate inventory was 502,000 pounds U3O8 at June 30, 2013. Based on spot market prices at June 30, 2013, this inventory has a value of $19.9 million. At June 30, 2013, a total of 1,500 tons of conventional ore was stockpiled at the mill containing approximately 16,000 pounds U3O8. The Company also had approximately 137,000 pounds of U3O8 contained in alternate feed material stockpiled at the mill at June 30, 2013.

Net cash used by operating activities during the three months ended June 30, 2013 totaled $10.35 million, and was comprised of the net loss for the period of $5.53 million, adjusted for non-cash items, and an increase in non-cash working capital. The increase in non-cash working capital is mainly attributable to an increase in inventories.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Three and Nine Months Ended June 30, 2013
(Expressed in U.S. Dollars, Unless Otherwise Noted)

Net cash provided in investing activities during the three months ended June 30, 2013 totaled $0.18 million, and was comprised of expenditures for property, plant and equipment of $0.79 million, exploration and evaluation activities of $2.29 million primarily on the Canyon, Pinenut and Sheep Mountain projects, less $1.09 million in proceeds received from the sale of plant, property and equipment and $2.14 million of collateral was returned to the Company.

Net cash provided by financing activities during the three months ended June 30, 2013 was $5.30 million including proceeds from the issuance of common shares and warrants of $6.21 million and interest paid on convertible debentures of $0.88 million.

Contingencies

Legal matters

On November 16, 2009, as amended on February 1, 2010 and July 22, 2011, the Center for Biological Diversity, Grand Canyon Trust, Sierra Club, Kaibab Band of Paiute Indians and Havasupai Tribe (the “Plaintiffs”) filed a lawsuit in the U.S. District Court for the District of Arizona against the U.S. Secretary of the Interior and the U.S. Bureau of Land Management (“BLM”) (together, the “Defendants”) seeking an order declaring that the Defendants have violated environmental laws in relation to the Company’s Arizona 1 mine, by not requiring a new Plan of Operations in connection with the start of mining activities. The Plaintiffs also claimed that, if a new Plan of Operations is not required, the Defendants failed to conduct a review of potential environmental impacts from the mine since the existing Plan of Operations for the mine was approved by BLM in 1988. The Company’s subsidiary Energy Fuels Resources (USA) Inc. (“EFRI”) intervened in the case. The Plaintiffs sought an order declaring that the Defendants have violated these environmental laws in relation to the Arizona 1 mine, and an injunction directing operations to cease and stopping the Defendants from authorizing or allowing any further mining or exploration operations at the Arizona 1 mine until the Defendants comply with all applicable laws. On October 7, 2011, the District Court issued its final ruling in favor of the Defendants and EFRI and against the Plaintiffs on all counts. On November 28, 2011, the Plaintiffs appealed the District Court’s ruling to the Ninth Circuit Court of Appeals, and on February 4, 2013 the Court of Appeals issued its ruling in favor of the Defendants and EFRI, and against the Plaintiffs, on all counts. On March 21, 2013, the Plaintiffs filed a petition for rehearing with the Ninth Circuit Court of Appeals. The Plaintiff’s petition was denied on April 22, 2013. The Plaintiff’s final avenue for appeal on this matter, filing a petition with the U.S. Supreme Court, expired on July 22, 2013. This matter has now concluded.

The Company’s subsidiary EFRI entered into a fixed price construction contract with KGL Associates, Inc. (“KGL”) in 2009 relating to the construction of tailings cell 4B at the Company’s White Mesa Mill. The performance by KGL of its obligations under this contract is under dispute in the Seventh District Court in San Juan County, Utah. In the litigation: (a) EFRI seeks approximately $3.25 million in damages from KGL, including indemnity and reimbursement from KGL for monies paid by EFRI to KGL subcontractors or suppliers unpaid when KGL abandoned the project; (b) KGL seeks payment of approximately $1.84 million for alleged project labor and/or equipment inefficiencies allegedly caused by EFRI and foregone profits; and (c) both parties seek pre-judgment interest, attorney fees and costs. The litigation was fully joined in February 2011. A case management order is in place and discovery has been completed. The parties have agreed to settle this matter in binding arbitration. Under the Arrangement Agreement dated May 23, 2012 between the Company and Denison Mines Corp., which was entered into in connection with the acquisition by the Company of the Denison US Mining Division in June 2012, Denison has agreed to fully indemnify the Company in connection with this litigation and will receive any proceeds from a judgment.

On April 25, 2013, the Colorado Department of Public Health and Environment (“CDPHE”) re-issued the radioactive materials license (the “License”) to the Company for the proposed Piñon Ridge Mill. On May 24, 2013, Sheep Mountain Alliance (“SMA”) and Rocky Mountain Wild “RMW”), two non-government organizations, filed a suit in Denver District Court challenging the re-issuance of the License. On July 5, 2013, the Company and CDPHE filed motions to dismiss a majority of the claims of SMA and RMW. The briefing on the motions to dismiss is ongoing at this time.

On November 26, 2012, the Company was served with a Plaintiff’s Original Petition and Jury Demand claiming an unspecified amount of damages from the disease and injuries resulting from mesothelioma from exposure to asbestos, which the Plaintiff claims was contributed to by being exposed to asbestos products and dust from asbestos products while working at the White Mesa Mill. The Plaintiff has also named a number of manufacturers of asbestos and asbestos-related products in the law suit. The Company is currently evaluating this claim, but does not consider it to have any merit at this time. On January 28, 2013, the Company filed a Special Appearance to Challenge Personal Jurisdiction, Motion to Transfer Venue, Motion to Dismiss for Forum Non Conveniens and Original Answer Subject Thereto.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Three and Nine Months Ended June 30, 2013
(Expressed in U.S. Dollars, Unless Otherwise Noted)

On January 11, 2013, the Ute Mountain Ute tribe filed a Petition to Intervene and Request for Agency Action challenging the Corrective Action Plan approved by the State of Utah Department of Environmental Quality (“UDEQ”) relating to nitrate contamination located in the shallow aquifer at the Company’s White Mesa Mill site. This challenge is currently being evaluated by UDEQ and the Company, and may involve the appointment by UDEQ of an Administrative Law Judge to hear this matter under Utah administrative procedures. If appointed, the Administrative Law Judge will set a schedule for further proceedings which will involve a hearing to resolve the challenge. After the hearing, the judge will issue a recommended decision to the final agency decision maker, the Director of UDEQ. An appeal can be taken from the Director's decision to Utah's appellate courts.

On March 7, 2013, the Center for Biological Diversity, the Grand Canyon Trust, the Sierra Club and the Havasupai Tribe (the “Plaintiffs”) filed a complaint in U.S. District Court for the District of Arizona (the “Court”) against the Forest Supervisor for the Kaibab National Forest and the U.S. Forest Service (“USFS”, collectively, the “Defendants”) seeking an order declaring that the USFS failed to comply with environmental, mining, public land, and historic preservation laws in relation to the Company’s Canyon mine, and setting aside and vacating any approvals and authorizations regarding exploration and mining operations at the Canyon mine. In addition, the Plaintiffs seek injunctive relief directing operations to cease at the mine and enjoining the USFS from authorizing or allowing any further exploration or mining-related activities at the Canyon mine until the USFS fully complies with all applicable laws. In particular, the Plaintiffs claim that (1) the USFS’ decision to allow mining operations at the Canyon mine under a 1986 Plan of Operations and Environmental Impact Statement (“EIS”) is in contravention of applicable laws; (2) the USFS failed to undertake and complete a National Historic Preservation Act (“NHPA”) Section 106 Process relating to adverse impacts to the Red Butte Traditional Cultural Property, and; (3) the USFS failed to comply with the National Environmental Policy Act (“NEPA”), NHPA, Executive Order 13007, the National Forest Management Plan, the Kaibab Forest Plan, and U.S. Forest Service Mining Regulations when it determined that the unpatented mining claims at the Canyon mine had valid existing rights under the 1872 Mining Law. On April 11, 2013, the Plaintiffs filed a Motion for Preliminary Injunction to enjoin the Defendants from allowing construction and/or mining activities to occur at the Canyon mine and suspending all USFS approvals. On April 15, 2013, the Company’s subsidiaries, EFRI and EFR Arizona Strip LLC filed an Unopposed Motion to Intervene, which was granted by the Court on April 17, 2013. The briefing on the Motion for Preliminary Injunction has been completed by the parties, and a hearing is scheduled for August 20, 2013. On June 13, 2013, the USFS filed a Motion to Dismiss all but one of the Plaintiffs claims for lack of subject matter jurisdiction. The Company did not join in this Motion. The Motion to Dismiss briefing is not completed, and the Court has not scheduled a date for a hearing on this Motion. The USFS and the Company are not required to file their Answers until the Court issues a decision on the Motion to Dismiss. If the Plaintiffs are successful on their Motion for Preliminary Injunction or on the merits, the Company may be required to stop mine development and mining activities at the Canyon mine pending resolution of the matter. Any required stoppage of mine development and mining activities could have a significant impact on the Company.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

The Company has not engaged in any transactions with related parties during the period.

DIVIDENDS

The Company has not paid dividends in the past and it does not expect to pay dividends in the near future. If the Company generates earnings in the future it intends to reinvest cash from operations to fund future growth. The directors of the Company will determine if and when dividends will be declared and paid in the future based on the Company’s financial position at the relevant time.

OUTSTANDING SHARE DATA

At August 14, 2013, there were 755,302,496 common shares issued and outstanding, of which 1,046,067 were acquired by the Company pursuant to the Titan Uranium Inc. acquisition and are treated as treasury stock. In addition, the Company has 55,470,336 warrants issued and outstanding to purchase a total of 55,470,336 common shares, and 39,871,500 stock options outstanding to purchase a total of 39,871,500 common shares for a total of 850,644,332 common shares on a fully-diluted basis. In addition, at August 14, 2013, there were 22,000 Debentures outstanding, convertible into a total of 73,333,333 common shares at a price of $0.30 per common share.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Three and Nine Months Ended June 30, 2013
(Expressed in U.S. Dollars, Unless Otherwise Noted)

NON-IFRS MEASURES

Cost of production per pound of U3O8 and adjusted cost of production per pound of U3O8 presented in the below table are non-IFRS measures. These measures do not have a standardized meaning or a consistent basis of calculation under IFRS. The Company uses these measures in its assessment of the performance of its uranium production business at the White Mesa Mill. The Company believes that, in addition to financial measures prepared in accordance with IFRS, certain investors may consider this information when evaluating our uranium production operations at the White Mesa Mill.

The Company became a uranium producer on June 29, 2012 when it acquired the Denison US Mining Division and as such comparative periods for the three and nine months ended June 30, 2013 are not applicable. The transaction was accounted for as a business combination and in accordance with IFRS 3, the Company recorded the assets and liabilities acquired at their estimated fair market values as of June 29, 2012. Included in the assets acquired were stockpiles of both conventional ore and alternate feed materials and therefore fair value adjustments to these acquired inventories are included in the cost of production per pound and the adjusted cost of production per pound when these inventories are processed into concentrates and work-in-progress inventory. In addition, for any given period, the Company’s cost of production per pound of U3O8 and adjusted cost of production per pound of U3O8 are impacted by various other factors, including but not limited to, the mix of alternate feed production relative to production from conventional ore, the specific mines from which the conventional ore was mined and milled, overall production volumes and/or the cost of consumables such as reagents. As such, the Company’s cost of production per pound of U3O8 and adjusted cost of production per pound of U3O8 can vary significantly from period to period.

These measures are non-standard supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared according to accounting standards. These measures are not indicative of cost of sales, operating profit, net income, cash flow from operations and/or other financial metrics as determined under IFRS. Other companies may calculate these measures differently so you may not be able to make a direct comparison to similar measures presented by other companies.

To facilitate a better understanding of these measures, the following tables present a reconciliation of the cost of production per pound of U3O8 and adjusted cost of production per pound of U3O8 to our cost of sales for the three and nine months ended

	Three Months	Nine Months
	Ended	Ended
	June 30,	June 30,
	2013	2013
Total U3O8 Pounds produced (a)	511,000	1,030,000
Total V2O5 Pounds produced	490,000	1,537,000
Total cost of sales	$4,620,300	$44,289,822
Plus/(minus) the increase/(decrease) in concentrates and work-in-progress inventories (1)	18,035,745	12,775,162
Total cost of production	22,656,046	57,064,984

ENERGY FUELS INC.
Management’s Discussion and Analysis
Three and Nine Months Ended June 30, 2013
(Expressed in U.S. Dollars, Unless Otherwise Noted)

	Three Months	Nine Months
	Ended	Ended
	June 30,	June 30,
Total cost of production	$22,656,046	$57,064,984
minus credits for vanadium production (2)	(2,817,500)	(9,683,100)
U3O8 cost of production (b)	19,838,546	47,381,884
U3O8 cost of production per pound (b divided by a)	$38.82	$46.00

U3O8 cost of production (b)	$19,838,546	$47,381,884
Plus/(minus) other adjustments
Depreciation, depletion and amortization added to concentrates and work-in-process	(3,355,906)	(7,898,200)
Adjusted U3O8 cost of production (c)	$16,482,640	$39,483,684
Adjusted U3O8 cost of production per pound (c divided by a)	$32.26	$38.33

(1)	Incudes balance sheet adjustment based on the finalized purchase price allocation of Denison’s US Mining Division completed in June 2013.

(2)	V2O5 production during period multiplied by the weighted average month- end spot price of V2O5 for the three and nine months ended June 30, 2013 of $5.75 and $6.30.

CONTROLS AND PROCEDURES

The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Company’s disclosure controls and procedures and internal control over financial reporting for the Company. They are assisted in this responsibility by the Company’s management team. The Chief Executive Officer and Chief Financial Officer after evaluating the design effectiveness of the Company’s disclosure controls and procedures and the design of internal controls at June 30, 2013 have concluded that the Company’s disclosure controls and procedures provide reasonable assurance that material information relating to the Company and its subsidiaries would have been known to them and are appropriately designed.

During the period ended June 30, 2013, there were no changes in the Company’s internal control over financial reporting that materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

QUALIFIED PERSON

The disclosure of scientific and technical information regarding Energy Fuels’ properties in this MD&A was prepared under the supervision of Stephen P. Antony, P.E. President and Chief Executive Officer of Energy Fuels, who is a Qualified Person in accordance with the requirements of National Instrument 43-101.